EXHIBIT 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited pro forma statements of operations (the “Unaudited Pro Forma Condensed Combined Statements of Operations”) are prepared to illustrate the estimated effects of the acquisition of International Steel Group Inc. (“ISG”).  On April 15, 2005, Mittal Steel Company N.V. (“Mittal Steel”) acquired all the issued and outstanding shares of ISG common stock in exchange for approximately $2.1 billion in cash and approximately 60,892,000 Mittal Steel class A common shares.

The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of completion of the acquisition.

The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 gives effect to the acquisition of ISG as if such acquisition had occurred on January 1, 2004.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.  These adjustments could materially change during the course of an independent valuation of ISG’s assets and liabilities.  The Unaudited Pro Forma Condensed Combined Statements of Operations do not purport to represent Mittal Steel’s results of operations for any future period or as of any date.  The Unaudited Pro Forma Condensed Combined Statements of Operations should be read in conjunction with the notes thereto, the annual audited consolidated financial statements and the notes thereto of Mittal Steel (the “Mittal Steel Annual Consolidated Financial Statements”) included in Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2004, the interim unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2005 and the notes thereto of Mittal Steel (the “Mittal Steel Interim Consolidated Financial Statements”) included in this Current Report on Form 6-K, the annual audited consolidated financial statements and the notes thereto of ISG (the “ISG Annual Consolidated Financial Statements”) included in ISG’s Annual Report on Form 10-K for the year ended December 31, 2004, and the interim unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 and the notes thereto of ISG (the “ISG Interim Consolidated Financial Statements”) included in ISG’s Report on Form 10-Q for the nine months ended September 30, 2005.

Mittal Steel Company N.V. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2005

	Mittal Steel Historical	ISG Historical	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and ISG

	(in millions, except share and per share data)

Net sales	$21,078	$3,128	$—		$24,206
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	15,853	2,644	(5)	(A)	18,426
			(9)	(B)
			(57)	(I)
Depreciation and amortization	570	48	14	(E)	632
Selling, general and administrative expenses	780	159	(23)	(C)	871
			(45)	(D)
	17,203	2,851	(125)		19,929
Operating income	3,875	277	125		4,277
Other income (expense) – net	50	—	—		50
Income from equity method investments	66	—	—		66
Gain on sale of assets	—	10	—		10
Interest and other financing expense, net	(134)	(15)	(20)	(F)	(167)
			2	(H)
Income before income taxes and minority interest	3,857	272	107		4,236
Provision for income taxes	(726)	(109)	(41)	(G)	(876)
Income before minority interest	3,131	163	66		3,360
Minority interest	(416)	—	—		(416)
Net income	$2,715	$163	$66		$2,944

Basic earnings per common share	$3.99	$—	$—		$4.32
Diluted earnings per common share	3.99	—	—		4.32
Weighted average shares outstanding in millions
— Basic	681	—	—		681
— Diluted	681	—	—		681
Shares issued in connection with ISG acquisition	61	—	—		61

See accompanying notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

Mittal Steel Company N.V. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2004

	Mittal Steel Historical	Pro Forma ISG including Weirton	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and ISG
	(in millions, except share and per share data)
Net sales	$22,197	$9,473	$—		$31,670
Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	14,694	8,233	(16)	(A)	22,715
			(196)	(I)
Depreciation and amortization	553	132	46	(E)	731
Selling, general and administrative expenses	804	266	(3)	(C)	1,061
			(6)	(D)
	16,051	8,631	(175)		24,507
Operating income	6,146	842	175		7,163
Other income (expense) – net	128	17	—		145
Income from equity method investments	66	—	—		66
Interest (expense) – net	(187)	(60)	(37)	(F)	(284)
Net (loss) from foreign exchange transactions	(20)	—	—		(20)
Income before taxes and minority interest	6,133	799	138		7,070
Provision for income taxes	(817)	253	(605)	(G)	(1,169)
Income before minority interest	5,316	1,052	(467)		5,901
Minority interest	(615)	—	—		(615)
Net income	$4,701	$1,052	$(467)		$5,286

Basic earnings per common share	$7.31	$10.66	$—		$8.22
Diluted earnings per common share	7.31	10.22	—		8.22
Weighted average shares outstanding in millions
— Basic	643	99	—		643
— Diluted	643	103	—		643

See accompanying notes to Unaudited Pro Forma Condensed Combined Statements of Operations.

Mittal Steel Company N.V. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

1.             Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004 reflects adjustments as if the acquisition of ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2004.

The Unaudited Pro Forma Condensed Combined Statements of Operations are not necessarily indicative of the historical results that would have occurred had Mittal Steel and ISG been combined during 2004 or the future results that may be achieved after the acquisition. In addition, they do not reflect cost savings or other synergies resulting from the acquisition.

The Unaudited Pro Forma Condensed Combined Statements of Operations should be read in conjunction with the Mittal Steel Annual Consolidated Financial Statements, the Mittal Steel Interim Consolidated Financial Statements, the ISG Annual Consolidated Financial Statements and the ISG Interim Consolidated Financial Statements.

Intercompany sales between ISG and Mittal Steel are not material and hence excluded from these pro forma financial statements.

The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel and ISG filed consolidated income tax returns during the periods presented.

2.             Purchase Price for ISG

In connection with the purchase, ISG former stockholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel Class A common shares valued at $31.56 per share for a total of approximately $4.1 billion ($3.3 billion net of cash acquired).  The total purchase price is summarized below.

(in millions)

Cash paid to stockholders	$2,100
Bankers’ fees and other transaction costs	27
Cash acquired	(766)
Cash paid, net	1,361
Value of stock issued	1,922
Total purchase price, net of cash acquired	$3,283

3.             Preliminary ISG Purchase Price Allocation

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from ISG are recorded at the date of the acquisition, at their respective fair values.  Financial statements and reported results of operation of Mittal Steel issued after the completion of the acquisition reflects these values, but will not be restated retroactively to reflect the historical position or results of operations of ISG.  The following table presents the preliminary amounts recorded for the net assets, as a result of the acquisition:

(in millions)
Assets:
Receivables, net	$880
Inventories	2,127
Assets held for sale	25
Prepaid and other current assets	42
Intangible assets, current	276
Property, plant and equipment	3,641
Intangible assets, non-current	227
Other non-current assets	92

Liabilities:
Debt and capital lease obligations	844
Accounts payable	861
Accrued expenses and other liabilities	703
Pension and retiree benefits	210
Environmental liabilities	233
Intangible liabilities	1,066
Deferred taxes	110
Net assets recorded	$3,283

Intangible assets consist of $4 million assigned to patents and $499 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,066 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005 and not on the date of acquisition deemed for this pro forma which is January 1, 2004. We recognized $93 million of income during the nine month period ended September 30, 2005 related to the net amortization of these intangibles.

The above purchase price has been allocated based on the preliminary estimate of the fair value of assets acquired and liabilities assumed. The final valuation of net assets is expected to be completed as soon as possible, but no later than one year from the acquisition date in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). To the extent that the final valuation differs from our preliminary estimates, we will make the appropriate adjustments.

4.             Pro Forma Adjustments

A.    Represents the net decrease in other post-employment healthcare expense of $1.35 million per month resulting primarily from the elimination of previously unrecognized prior service cost.

B.    Represents the difference in LIFO inventory liquidation assuming purchase accounting occurred on January 1, 2004.

C.    Represents the elimination of the increase in value of the ISG stock option expense and the acceleration of vesting which was a result of the acquisition and previously recognized by ISG during the period.  The ISG stock options were cancelled at the effective time of the acquistion.

D.    Represents the elimination of costs directly attributable to the acquistion that were charged to results during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of the acquisition.

E.     Reflects the increase in depreciation expense resulting from the step-up of property, plant and equipment depreciated on a straight-line basis over an average period of 22 years.  This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel.  Prior to acquisition, the average useful lives of property, plant and equipment at ISG was 10 years.

F.     Represents the incremental interest expense resulting from the $1,700 million of additional borrowings incurred to complete the acquistion.  Interest is calculated based on a six month LIBOR rate plus 60 basis points and a facility maintenance fee.  We have assumed an average interest rate of 2.16% for the year ended December 31, 2004. We have assumed an interest rate of 3.941% for the nine months ended September 30, 2005.

G.    Represents the net tax effect of the pro forma adjustments, the utilization of net operating losses and certain temporary differences by ISG, and the elimination of the adjustment to the deferred tax valuation allowance.  Because of the increase in book values for property, plant and equipment, the temporary differences for property, plant and equipment would be a deferred tax liability instead of a deferred tax asset, eliminating the need for a tax valuation allowance.  Therefore the recognition of a portion of that allowance as a reduction of income tax expense would not have occurred. Assumes the same marginal tax rate calculated prior to pro forma adjustments.

H.    Represents the elimination of the expense related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquistion.

I.      Represents amortization of unfavorable and favorable contracts.

The historical Mittal Steel Interim Consolidated Financial Statements for the nine months ended September 30, 2005 reflects $93 million of income related to the net amortization of these intangibles.  The following pro forma adjustments have been reflected for the net amortization for the nine months ended September 30, 2005 and the full year ended December 31, 2004.  The adjustments are preliminary and may change materially when the purchase accounting and fair value exercise is completed.  These adjustments are based on the following assumptions:

•          The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel Interim Consolidated Financial Statements for the period April 16, 2005 to September 30, 2005.

•          The contracts which are now reflected in the preliminary purchase price allocation may have been designated as such on January 1, 2004.  This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

•          The fair value exercise is not complete and there may be other adjustments which offset the pro forma adjustments reflected in these Unaudited Pro Forma Condensed Combined Statements of Operations and may result in a lower net income and earnings per share.

The calculations for the pro forma adjustments based on the above assumptions for each period are shown below:

•          For the nine months ended September 30, 2005, incremental pro forma adjustment is $57 million since $93 million is already reflected in the historical Mittal Steel Interim Consolidated Financial Statements for the period April 16, 2005 to September 30, 2005 (see note 3 above).

•          For the year ended December 31, 2004, the net amortization was $196 million.